EXHIBIT 99.4
For fiscal years ended December 31, 2009 and December 31, 2008, KPMG LLP and its affiliates were paid by Cameco Corporation and its subsidiaries the following fees:

		% of		% of
		Total		Total
(Cdn$)	2009	Fees	2008	Fees
Audit Fees:
Cameco	$1,756,900	49.2%	$1,388,760	44.6%
Centerra and other subsidiaries	978,600	27.4%	1,197,276	38.5%

Total Audit Fees	$2,735,500	76.6%	$2,586,036	83.1%

Audit-Related Fees:
Cameco	$219,800	6.1%	$98,200	3.1%
Centerra and other subsidiaries	32,300	0.9%	—	—
Translation services	424,000	11.9%	170,000	5.5%
Pensions	—	—	15,000	0.5%

Total Audit-Related Fees	$676,100	18.9%	$283,200	9.1%

Tax Fees:
Compliance	$40,000	1.1%	$121,500	3.9%
Planning and advice	122,400	3.4%	122,300	3.9%

Total Tax Fees	$162,400	4.5%	$243,800	7.8%
All Other Fees:	—	—	—	—

Total Fees:	$3,574,000	100.0%	$3,113,036	100.0%

Pre-Approval Policies and Procedures
As part of Cameco Corporation’s corporate governance practices, under its audit committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditors. The audit committee pre-approves the audit and non-audit services up to a maximum specified level of fees. If fees relating to audit and non-audit services are expected to exceed this level or if a type of audit or non-audit service is to be performed that previously has not been pre-approved, then separate pre-approval by Cameco Corporation’s audit committee or audit committee chair, or in the absence of the audit committee chair, the chair of the board, is required. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) who granted the pre-approvals to the full audit committee at its next meeting. The audit committee has adopted a written policy to provide procedures to implement the foregoing principles. For each of the years ended December 31, 2009 and 2008, none of Cameco Corporation’s Audit-Related Fees, Tax Fees or All Other Fees made use of the de minimis exception to pre-approval provisions contained in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission.